Exhibit 1

Dear Board of Directors:

We thank the Board for promptly responding to our letter. Unfortunately, the Board has apparently rejected our call to initiate a strategic process and it failed to articulate any strategy for the creation of shareholder value.

In its response the Board listed four product categories for the Company. A statement of product categories is not a strategy and unfortunately the product categories it listed are responsible for declining revenues, enormous R&D spending, and operating losses. We do not share the Board’s alleged excitement and enthusiasm regarding its “goal of maximizing long-term value.”

We again invite the Board to clearly and publicly articulate the value opportunity created by its strategy for the Company by explaining how Synacor’s products match customer needs, outperform the competition, and will quickly create meaningful and growing revenue streams. We believe no coherent strategy exists. We fear that the search for a new CEO is a desperate attempt by this Board to remain at the helm despite its complete failure of leadership. Given the track record of failed leadership, we can only assume that the Board’s selection of a CEO will be yet another failure. Further, the hiring of a new CEO will needlessly waste corporate assets, as any candidate will require a significant compensation package, including likely relocation expenses and equity awards plus in the near future change of control severance payments and accelerated equity vesting due to the high likelihood of imminent board change and/or a sale transaction.

We believe that value can be created from Synacor’s assets, but not under the leadership of this Board. Given the number of insider stock sales, we are not alone in this opinion. These sales suggest that insiders are also concerned about the leadership of the Board.

From the date we publicly disclosed our ownership through the date of our open letter demanding the Company sell itself, Synacor’s stock price increased over 25% from $2.15/share to $2.69/share. This is a clear indication that investors are in favor a sale of the Company. We continue to believe Synacor will have serious interest from multiple parties at prices far in excess of the current share price. Though we were modestly encouraged that the Board purports to consult with financial advisers and evaluates proposals it deems credible from potential acquirers, we believe the way to maximize shareholder value is through a full and properly run sale process.

Again, we demand that you put shareholders’ interests first, halt the CEO search and aggressively run a full process for the sale of the Company.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management